UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             CARIBBEAN CIGAR COMPANY
                             -----------------------
                                (Name of Issuer)

                         Common Stock ($.001 par value)
                         ------------------------------
                         (Title of Class of Securities)

                                    141834200
                                    ---------
                                 (CUSIP Number)

                             ROBERT J. BURNETT, ESQ.
                     Atlas, Pearlman, Trop & Borkson, P.A.,
          200 East Las Olas Blvd., Suite 1900, Ft. Lauderdale, FL 33301
          -------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 28, 1998
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].





Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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


                                                            SCHEDULE 13D
---------------------------------------------------------                      -----------------------------------------------------
CUSIP No. 141834200                                                                                  Page 2 of 6 Pages
---------------------------------------------------------                      -----------------------------------------------------
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1                NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 RON JENKINS
                 SSN ###-##-####

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2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                           (a)|_|
                                                                                                                             (b)|_|
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3                SEC USE ONLY



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4                SOURCE OF FUNDS*

                 PF

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5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        |_|



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6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 UNITED STATES OF AMERICA

------------------------------------------------------------------------------------------------------------------------------------
          Number of                7           SOLE VOTING POWER
            Shares
         Beneficially                          168,512 shares of common stock issuable upon conversion
           Owned by                            42,128 shares of Series A Convertible Preferred Stock
             Each
          Reporting
            Person
             With
                               -----------------------------------------------------------------------------------------------------
                                   8           SHARED VOTING POWER
                                               0
                               -----------------------------------------------------------------------------------------------------
                                   9           SOLE DISPOSITIVE POWER

                                               168,512 shares of common stock
                                               issuable upon conversion of
                                               Series A Convertible Preferred
                                               Stock 42,128 shares of Series A
                                               Convertible Preferred Stock
                               -----------------------------------------------------------------------------------------------------
                                 10            SHARED DISPOSITIVE POWER
                                               0
------------------------------------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 168,512 shares of common stock issuable upon conversion of Series A Convertible Preferred Stock 42,128 shares of Series A
                 Convertible Preferred Stock

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12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         |_|



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13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 19.99%  of outstanding common shares
                 100% of outstanding Series A Convertible Preferred shares

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14               TYPE OF REPORTING PERSON*

                 IN

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



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CUSIP No. 141834200                                           Page 3 of 6 Pages




                                   ATTACHMENT
                                   ----------

Item 1.  Security and Issuer

         This report relates to the Common Stock (par value $.001 per share) of Caribbean Cigar Company (the "Company"), whose principal office is located at 321 Troy Circle, Knoxville, TN 37950.

Item 2.  Identity and Background

         (a)      Name:  RON JENKINS

         (b)      Business Address: 321 Troy Circle, Knoxville, TN  37950.

         (c) Present Principal Occupation: Chief Operating Officer and Director of the Company

         (d)      Convictions:  None.

         (e)      Suits and Proceedings:  None.

         (f)      Citizenship:  USA

Item 3. Source and Amount of Funds or Other Consideration

         The acquisition of securities described was derived from the personal funds of Mr. Jenkins.



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CUSIP No. 141834200                                           Page 4 of 6 Pages


Item 4.  Purpose of the Transaction

         The purpose of the transaction was to acquire control of the Company (the "Acquisition"). The terms of the Acquisition are set forth in an agreement between Ronald Jenkins ("Jenkins") and the Company dated July 28, 1998 (the "Agreement"). Pursuant to the terms of the Agreement, the Company agreed that in consideration for Jenkins: (i) facilitating a marketing agreement between the Company and SJI Wholesale, Inc., a tobacco and tobacco products marketing company ("SJI"), (ii) arranging for SJI to purchase certain of the inventory of the Company for a purchase price of approximately $500,000; (iii) wiring $25,000 cash into the Company to cover payroll expenses; and (iv) personally guaranteeing the Company's repayment obligations on a $1,000,000 loan the Company received from Finova Capital Corporation, the Company agreed to issue (the "Issuance") Jenkins an aggregate of 1,000,000 shares of preferred stock ("Preferred Shares"). To date, the Company has issued Jenkins 42,128 Preferred Shares and will issue the remaining 957,872 Preferred Shares upon the Company obtaining the approval of its shareholders. Each Preferred Share entitled Jenkins to vote one vote with the shareholders of the Company's common stock. Each Preferred Share is convertible (the "Conversion") into four shares of common stock of the Company (on a post reverse stock split basis) at a conversion price of $.80 per share. The Conversion must be effected by Jenkins on or prior to 48 months from the date of issuance or Jenkins must immediately return the unconverted portion of the Preferred Shares to the Company. The Agreement also provided for Jenkins to be appointed Chief Executive Officer and a director of the Company, and for J.D. Jenkins, Mr. Jenkins' son, to be appointed Chief Executive Officer, President and director of the Company. Mr. Jenkins has the right to appoint two additional individuals to the Company's board of directors.

Item 5.  Interest in Securities of the Issuer

         As of July 28, 1998, Mr. Jenkins is the owner of 42,128 shares of Series A Convertible Preferred Stock (100% of the issued and outstanding Series A Preferred Stock), and is deemed to be the beneficial owner of 168,415 shares of common stock (19.99% of the issue and outstanding common stock) issuable upon conversion of the Series A Convertible Preferred Stock. Mr. Jenkins has the sole power to vote and to dispose of the above securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Jenkins is Chief Operating Officer and a director of the Company.

CUSIP No. 141834200                                           Page 5 of 6 Pages


Item 7.  Material to be Filed as Exhibits

         Ex-99 Agreement between the Company and Ronald Jenkins dated September 28, 1998.












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CUSIP No. 141834200                                           Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: September 23, 1998                            /s/ RON JENKINS
                                                    ----------------------------
                                                    Name: RON JENKINS